Exhibit 99.1

Bragg Gaming Group Announces Results from Annual Meeting of Shareholders

TORONTO--(BUSINESS WIRE)--June 18, 2026--Bragg Gaming Group Inc. (NASDAQ: BRAG, TSX: BRAG) (“bragg” or the “Company”), a leading content and technology provider, announced the voting results from its annual general meeting of shareholders held on June 18, 2026 (the “Meeting”).

At the Meeting, bragg shareholders voted on the following matters, the full details of which are set out in the Company’s management information circular dated May 15, 2026 (the “Circular”), issued in connection with the Meeting, which is available under the Company’s SEDAR+ profile at www.sedarplus.ca.

At the Meeting, Holly Gagnon, Mark Clayton, Thomas Winter, Donald Robertson and Aaron Baryoseph were elected as directors of the Company with more than a majority of the votes cast for their re-election.

Matevž Mazij did not receive a majority of the votes cast for his re-election. Accordingly,  Mr. Mazij has complied with the Company’s majority voting policy (the “Majority Voting Policy”) and has provided an offer (the “Resignation Offer”) to resign from the Company’s board of directors (the “Board”). In accordance with the Majority Voting Policy and as provided in the Canada Business Corporations Act, Mr. Mazij will continue to serve as a director until the Resignation Offer is accepted and becomes effective, his successor is appointed or elected or until the date that is 90 days from today.

Detailed results of the shareholder votes are as follows:

	Number of Shares		Percentage of Votes
Nominee	For	Against	For	Against
Matev&zcaron; Mazij	5,008,342	6,288,503	44.33%	55.67%
Holly Gagnon	9,478,595	1,818,250	83.90%	16.10%
Mark Clayton	11,221,758	75,087	99.34%	0.66%
Thomas Winter	11,279,228	17,617	99.84%	0.16%
Donald Robertson	9,832,384	1,464,461	87.04%	12.96%
Aaron Baryoseph	9,341,108	1,955,737	82.69%	17.31%

At the Meeting, MNP LLP were re-appointed as auditors of the Company for the ensuing year and the board of directors of the Company was authorized to fix the auditors’ remuneration.

The results of the shareholder votes are as follows:

Motion	Number of Shares For	Percentage of Votes For
Appointment of Auditors	13,528,796	99.71%

A full report of voting results from the Meeting is available under the Company’s SEDAR+ profile at www.sedarplus.ca.

About Bragg Gaming Group Inc.

Bragg Gaming Group, “bragg” (NASDAQ: BRAG, TSX: BRAG) crafts igaming environments that elevate player experiences. By combining battle-tested regulatory expertise with smart technology and captivating games and gaming worlds, bragg aims to deliver a proven revenue engine for operators and an unforgettable experience for players.

The bragg product suite includes:

•	casino games: Featuring bragg studios game experiences, as well as aggregated and bespoke IP crafted for bragg by partner studios.

•	fuze™: Real-time behavioural intelligence that maps player journeys to reduce churn and maximize retention and engagement.

•	bragg hub: A single integration aggregating the industry's leading games from bragg’s premium in-house studios and third-party games houses.

•	bragg PAM: A proven, scalable platform that simplifies operations across markets.

Licensed and operational in 30+ regulated markets globally, including the U.S., Canada, LatAm, and Europe, bragg is engineered for igaming players and built for operator growth.

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Contacts

For media enquiries or interview requests:

press@bragg.group

Investors:

Robbie Bressler

+1 (647)-480-1591 or robbie.bressler@bragg.group